April 18, 2024

VIA EDGAR TRANSMISSION

Mr. Jeff Foor

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Mr. Foor:

On April 2, 2024, the Registrant filed a preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 in connection with the Catalyst/SMH Total Return Income Fund (the “Fund”). In a telephone conversation on April 11, 2024, you provided comments to the Proxy Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

Comment 1: Please confirm to the Staff that the Proxy Statement contains all information required by Item 22c of Schedule 14A.

Response: The Registrant so confirms.

Comment 2: Please confirm whether the new overlay structure is contingent on shareholder approval of the New Advisory Agreement. If so, please add disclosure in the “Overview and Background” section of the Proxy Statement.

Response: The Registrant has amended the last paragraph under the heading “Overview and Background” on page 2 of the Proxy Statement to state the following:

While the types of services offered by Catalyst and SMHCA to the Fund are not affected by the revised strategy, Catalyst noted that executing the recommended strategy and, particularly, implementing the swap overlay, would require an increased level of services from Catalyst. In order to compensate Catalyst for their increased level of services, Catalyst is seeking an increase in its advisory fee from 1.00% to 1.75% of the Fund’s average daily net assets. If shareholders do not approve Proposal I, Catalyst and SMHCA will not implement the proposed strategy.

Mr. Jeff Foor

April 18, 2024

The Registrant has further amended the first paragraph on page 3 of the Proxy Statement to state the following:

If the New Advisory Agreement is approved by shareholders, it will become effective on the same day that the Fund’s Prospectus with the revised strategy is effective ~~as of [the date of shareholder approval]~~. If the New Advisory Agreement is not approved by shareholders, the Board and Catalyst will consider other options, including a new or modified request for shareholder approval of a new advisory agreement. Catalyst and SMCHA will not implement the recommended revised strategy for the Fund if shareholders do not approve the New Advisory Agreement.

Comment 3: Please confirm to the Staff that the Registrant has no immediate plans to begin paying compensation to its officers and directors that currently do not receive any compensation.

Response: The Registrant so confirms.

Comment 4: Please clarify the reference to an “interim” expense limitation agreement in the first sentence of the second paragraph under the heading “Other Agreements: Expense Limitation Agreement” on page 8 of the Proxy Statement.

Response: The Registrant has deleted the phrase “Under an interim Expense Limitation Agreement, and” from the sentence referenced in Comment 4.

Comment 5: During the Board of Trustees’ deliberations on the New Advisory Agreement, did it consider the advisor’s fee waiver arrangements in making its determinations?

Response: During the meeting in which the Board of Trustees approved the New Advisory Agreement, it further approved the Expense Limitation Agreement described in the Proxy Statement. However, in reaching its conclusions about the New Advisory Agreement, it considered the proposed advisory fee, without waiver, in the context of the Fund’s peer group and Morningstar category and concluded that such fee was not unreasonable. Therefore, the Registrant respectfully declines to make revisions to the Board of Trustees’ deliberations as presented in the Proxy Statement.

Comment 6: For non-routine matters such as this, please revise the disclosure regarding broker non-votes to state that if a beneficial owner does not provide voting instructions to its broker, the broker is not permitted to deliver a proxy with respect to such beneficial owner’s shares and that such shares will not count as present for quorum purposes or for purses of Section 2(a)(42) of the 1940 Act. Please describe the effect of the absence of those shares on the vote at the meeting.

Mr. Jeff Foor

April 18, 2024

Response: The Registrant has amended its disclosures to state the following:

When a proxy is returned as an abstention ~~or “broker non-vote” (i.e., shares held by brokers or nominees, typically in “street name,” as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter)~~, the shares represented by the proxy will be treated as present for purposes of determining a quorum and as votes against Proposal I. In addition, under the rules of the New York Stock Exchange (“NYSE”), if a ~~NYSE-member~~ broker has not received instructions from beneficial owners or persons entitled to vote and the proposal to be voted upon may “affect substantially” a shareholder’s rights or privileges, the broker may not vote the shares as to that proposal even if it has discretionary voting power (“broker non-votes”). In addition, the broker is not permitted to deliver a proxy with respect to such beneficial owner’s shares, and accordingly, such shares will not count as present for quorum purposes or for purses of §2(a)(42) of the 1940 Act. The NYSE considers Proposal I to be a non-routine matter that substantially affects a shareholder’s rights or privileges. As a result, there should be no broker non-votes delivered to the Fund, and these shares will not be counted for purposes of a vote on Proposal I, quorum or any other purpose. ~~also will be treated as broker non-votes for purposes of Proposal I (but will not be treated as broker non-votes for other proposals, including adjournment of the special meeting).~~

~~Treating broker non-votes as votes against Proposal I may result in the proposal not being approved, even though the votes cast in favor would have been sufficient to approve the proposal if some or all of the broker non-votes had been withheld.~~

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser